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     Highwoods filed a Form 8-A (Accession Number 0000950168-97-000245)
via EDGAR with the Securities and Exchange Commission (the "Commission") on February 5, 1997 and the financial printer inadvertently filed a Form 8-A/A (Accession Number 0000950168-97-000263) via EDGAR with the Commission on February 7, 1997. Highwoods filed the initial 8-A on February 5th in advance of an expected offering of preferred stock to be listed on the New York Stock Exchange ("NYSE"). On February 7, 1997, Highwoods agreed with its underwriter to offer the preferred stock only to a limited number of institutional investors and thus withdraw its listing application with NYSE. Later on February 7th, the printer inadvertently filed an 8-A/A which we had been revising before Highwoods and its underwriter agreed to change the structure of the preferred stock offering.

      Highwoods hereby files this Form RW to request the Commission to withdraw both the 8-A filed on February 5th and the 8-A/A filed on February 7th.

                                               /s/ CARMAN J. LIUZZO

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                                    SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         HIGHWOODS PROPERTIES, INC.

                                         By:   /s/ Carman J. Liuzzo
                                             ------------------------

                                            Carman J. Liuzzo
                                            Vice President and
                                            Chief Financial Officer

Date: April 7, 1997